FILED BY SKYWORKS SOLUTIONS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: QORVO, INC.

COMMISSION FILE NO. 333-291947

On July 28, 2026, Skyworks Solutions, Inc. conducted its earnings call for its third quarter fiscal 2026. Below is the transcript from the earnings call discussing the previously announced combination with Qorvo, Inc.

Skyworks’ Q3 FY 2026 Conference Call – July 28, 2026

Raji Gill

Vice President, Investor Relations

Thank you, operator.

Good afternoon, everyone and welcome to Skyworks’ third fiscal quarter 2026 conference call. With me today for our prepared remarks are Phil Brace, our chief executive officer and president, and Philip Carter, chief financial officer and senior vice president of Skyworks. This call is being broadcast over the web and can be accessed from the investor relations section of the company’s website at skyworksinc.com.

In addition, the company’s prepared remarks will be made available on our website promptly after their conclusion during the call.

Before we begin, I would like to remind everyone that our discussion will include statements relating to future results and expectations that are, or may be, considered forward-looking statements.

Please refer to our earnings press release and recent SEC filings, including our Annual Report on Form 10-K, for information on certain risks that could cause actual outcomes to differ materially and adversely from any forward-looking statements made today.

Additionally, today’s discussion will include non-GAAP financial measures, consistent with our past practice. Please refer to our press release within the investor relations section of our company website for a complete reconciliation to GAAP.

With that, I’ll turn the call over to Phil Brace.

Phil Brace

Chief Executive Officer and President

Thanks, Raji, and good afternoon, everyone.

Today, alongside our June-quarter results, we're making several important announcements related to the Qorvo combination: 1) an update on the regulatory process, 2) our financing plans, 3) the expected leadership team for the combined company, and 4) a new capital allocation framework. Let me take these first.

The regulatory process continues to move forward. In China, the review has advanced to Phase III with SAMR, and we are working constructively with regulators in all remaining jurisdictions. We are now optimistic that we can close within the calendar year, and we will be preparing to close as early as within this fiscal year. As always, the transaction remains subject to regulatory approvals and customary closing conditions.

In connection with the transaction, we anticipate raising approximately $2 billion of debt financing in the near term, subject to market and other conditions. Philip Carter will cover the details, including what's already reflected in our September guidance.

We're also announcing the expected leadership team for the combined company.

•	Philip Carter - Chief Financial Officer and Senior Vice President

•	Philip Chesley - Senior Vice President and President of High-Performance Analog

•	Kari Durham - Senior Vice President, Human Resources

•	J.K. Givens - Senior Vice President and General Counsel, Secretary

•	Yusuf Jamal - Senior Vice President and General Manager of RF and Mixed-Signal Intelligence Solutions

•	Reza Kasnavi - Executive Vice President, Chief Operations and Technology Officer

•	Joel King - Senior Vice President and General Manager of Mobile Solutions Business

•	Todd Lepinski - Senior Vice President, Sales and Marketing

•	Frank Stewart - Senior Vice President and President of Advanced Cellular

Bob Bruggeworth, president and chief executive officer of Qorvo, is expected to join the board of directors of the combined company.

This team brings together proven leaders from both organizations, and the work that we’ve done to identify these leaders now means we're ready to execute from day one.

Finally, our board has approved a new capital allocation framework for the combined company. Let me first remind you why we're in a position to do this: we deliberately structured the transaction so that the combined company starts with a favorable capital structure with modest net leverage - and, as we said in October, we expect it to be immediately and meaningfully accretive to non-GAAP EPS post close.

That financial strength is the foundation for the framework: this combination creates a company with robust free cash flow and adjusted EBITDA generation - and we intend to put that capital to work wherever it creates the greatest long-term value: repurchasing shares, de-levering the balance sheet, and pursuing strategic, and accretive M&A.

We expect stock repurchases to be a key vehicle for returning capital to shareholders, and to support that, the board has replaced our repurchase authorization expiring in February 2027, with a new $2 billion stock repurchase program, expiring in January of 2029.

As part of this framework, we have decided not to declare a quarterly dividend going forward, redirecting that capital toward these higher-return uses. Taken together, we believe this framework returns more value to shareholders over time, with far greater flexibility.

Stepping back, the strategic logic of this combination is simple: scale and diversification. In Mobile, we're creating a best-in-class RF portfolio with complementary capabilities that expands our reach across platforms and drives greater revenue stability; in Broad Markets, we're building a larger, more diversified business across defense and aerospace, edge IoT, AI data center, and automotive - a key growth platform for the combined company.

That same scale is what drives our cost opportunity - and we continue to make good progress in integration planning and remain confident in our ability to realize the anticipated synergies of $500 million or more.

A lot of important news, all pointing in one direction.

With that update on the transaction, and consistent with prior practice, we won’t be discussing it in any further detail on today’s call and will focus on our third fiscal quarter results and September quarter outlook.

Now let me turn to the June quarter, where the business performed well.

We delivered solid results, with both revenue and earnings above the midpoint of our guidance: revenue of $935 million, and non-GAAP diluted earnings per share of $1.08, five cents above the midpoint.

Let me touch on the demand environment. What we see across our business is steady: channel inventories are lean, demand in Mobile remains solid as we head into the fall launch cycle, and in parts of Broad Markets, demand is running ahead of what we can supply.

On memory, I know it remains front of mind for many investors. We're not a buyer of memory, so I'll speak to what we can see directly: our demand signals have remained stable, and our September guidance reflects what we see today, consistent with what we've said in the past couple of quarters. We recognize these dynamics are still playing out across the industry, and we're staying close to our customers and monitoring order patterns as we move through the second half. Our content sits predominantly in premium, high-complexity platforms, which have historically been the most resilient part of the market.

In Mobile, we executed well in what is seasonally a lighter quarter, with revenue slightly ahead of our expectations, supported by healthy demand at our largest customer, and successful new product ramps at our largest Android customer.

Looking ahead, we're well positioned for the fall season. And over the long term, the demands placed on RF front-end continue to expand - which is why we're confident in our growth thesis.

Let me spend a moment on those drivers.

•	Uplink is becoming as important as downlink - real-time applications like video, cloud AI, and live translation demand higher transmit power and more sophisticated power amplification.

•	Receive paths are multiplying to carry more simultaneous data streams.

•	And satellite connectivity is going mainstream, requiring entirely new bands and components.

All of this adds RF complexity to every device — and complexity is what we do best.

Turning to Broad Markets — revenue of approximately $403 million, up 8% year-over-year. Our three growth engines - Wi-Fi, data center, and automotive - again represented nearly two-thirds of our Broad Markets business and collectively grew 15% year-over-year. Demand for these products continues to run well ahead of what we can currently supply, and we are actively working to close that gap.

•	Wi-Fi — Wi-Fi 7 adoption continues as AI workloads move toward the endpoint. Design engagement is strong, backlog is solid, and our early collaboration with customers on Wi-Fi 8 positions us well.

•	Automotive - the connected car and infotainment are driving growth today, with power and connectivity expanding our footprint over time. We are engaged with global OEMs and tier-one suppliers on multi-year vehicle platforms.

•	AI data center - our fastest-growing business is tracking ahead of the ~50% annual growth we outlined last quarter, even with supply constraints. We're engaged with leading customers on two fronts: high-speed connectivity, as the industry moves to 800-gig and 1.6-terabit platforms, and power, as it shifts to 400- and 800-volt HVDC architectures. Rising data rates and rack density are driving demand for our precision timing and advanced power delivery solutions.

Together, these engines are reshaping the mix of our Broad Markets business and validating the diversification strategy we have been executing.

To summarize:

•	We delivered another solid quarter of execution - revenue and earnings above the midpoint of guidance, with continued traction in Broad Markets;

•	The Qorvo combination is advancing - regulatory reviews are progressing, and we are optimistic that we can close within the calendar year, and we will be preparing to close as early as within the fiscal year;

•	We are preparing the combined company to execute from day one - with our financing plans set, the expected leadership team announced, and a new capital allocation framework in place, centered on balance sheet flexibility;

•	Demand is healthy and channel inventories are lean; and,

•	The long-term setup is compelling — more endpoints, more content per device, AI at the edge, and growing exposure to secular growth markets including data center, automotive, defense and aerospace.

With that, let me turn the call over to Philip to take you through our third quarter results and fourth quarter outlook.

Philip Carter

Chief Financial Officer and Senior Vice President

Thanks, Phil.

Skyworks delivered revenue of $935 million, above the mid-point of our guidance range.

Mobile represented 57% of total revenue, supported by healthy sell-through at our largest mobile customer and strong execution of new product ramps at our largest Android customer. Our largest customer accounted for approximately 57% of total revenue.

Broad Markets represented 43% of sales and grew 8% year-over-year, led by strong double-digit growth in data center and automotive.

Gross profit was $420 million, with gross margin of approximately 45%, in line with our guidance. Input costs remained a headwind in the quarter, consistent with what we discussed last quarter, and we continue to work toward containing these pressures through disciplined cost controls and selective pricing actions.

Operating expenses were $238 million, slightly below the midpoint of our guidance, as we continued to fund high-return R&D programs while maintaining tight control over discretionary spending. Operating income was $182 million, translating to an operating margin of 19.4%.

Other income and expense was roughly neutral, and our effective tax rate was 10%, resulting in net income of $164 million and non-GAAP diluted earnings per share of $1.08 - five cents above the midpoint of our guidance.

Turning to the balance sheet, we ended the quarter with approximately $814 million in cash and investments and $497 million of debt, having retired $500 million of notes that came due during the quarter. The balance sheet is well positioned to support the Qorvo transaction.

In connection with the transaction, we anticipate raising approximately $2 billion of debt financing in the near term, subject to market and other conditions, in preparation for an earlier close.

Now to our outlook. For the fourth quarter of fiscal 2026, we expect revenue in the range of $1,010 million to $1,060 million.

We expect Mobile to grow sequentially in the high-teens range, supported by the seasonal ramp of new product launches at our largest customer, while Broad Markets is expected to grow approximately 5% year-over-year, representing approximately 39% of total sales.

We expect gross margin in the range of 44.0% to 45.0%. This reflects the seasonal shift in mix toward Mobile as new product ramps reach full volume. In addition, we noted last quarter, input costs continue to rise, and we expect that dynamic to persist. We are working to offset this through cost reductions and selective pricing adjustments.

We expect operating expenses of $235 million to $245 million as we continue to invest in our key technology roadmaps.

Below the line, we anticipate approximately $6 million in other expense, which includes approximately $5 million of incremental net interest expense, reflecting a partial quarter of financing costs for the Qorvo transaction.

We expect an effective tax rate of approximately 10%, and a diluted share count of 152 million shares. At the midpoint of our revenue outlook of $1.035 billion, this equates to expected non-GAAP diluted earnings per share of $1.27.

With that, I’ll turn it back to Phil for closing remarks.

Phil Brace

Chief Executive Office and President

Thank you, Philip.

Before we open the line, I want to thank our employees, customers, and partners for another quarter of outstanding execution. And to the Qorvo team - the closer we get, the more energized we are by what we can build together. Your dedication sets the stage for continued leadership and growth.

Operator, let’s open the line for questions.

Q&A Session

[…]

Kinney Chin

TD Cowen, Research Division

This is Steven calling on behalf of Krish. Actually, first question for Philip on the new capital returns program. Just kind of curious like in terms of some of the assumptions that are baked into the new program, does it assume in terms of the mobile market that the end market returns to growth next year? Or are you calibrating the program based on current conditions, first of all?

Philip Brace

Chief Executive Officer and President

No. I mean let's just make a comment. This is Phil Brace. I'll take this and then PhiI Carter can get into specific details. Look, when we looked at the capital allocation framework for the company, we feel very strongly that the combined company is an incredibly strong position. And we looked at the uses of capital, and we believe that this is the most accretive thing that we can do and do this, both buying back shares, delevering the company and looking for M&A to continue to diversify and expand the business.

We're going to be disciplined and thoughtful about how we approach that. And it really was not reflective of any short-term dynamics, but represents kind of a longer-term framework for the combined company. And the new framework of $2 billion really gives us the opportunity to take advantage of dislocations we see in time. So it was not a short-term kind of view of any statement around that. It was a reflection of how we want to position the company going forward and the most effective use of capital to deliver value to the shareholders over the long term.

[…]

Srinivas Pajjuri
RBC Capital Markets, Research Division

Okay. Fair enough. And then on the acquisition closure, I understand there are sensitivities about additional details here, Phil, but you sound definitely much more confident than 3 months ago. So I'm just trying to understand what changed in the past couple of months that's giving you this confidence. You did talk about Phase III being completed. I guess just to give us some pointers as to what are the next steps and how many more phases, if any, are there in terms of the SAMR approvals. Any additional color, I think, would be really helpful.

Philip Brace

Chief Executive Officer and President

Yes. Thanks. I think as everyone knows, the regulatory process is inherently uncertain, right? So you're not really kind of going through that. But we have -- we continue to move forward. The Phase III of SAMR is, in fact, the final stage of that process. And we are working actively and constructively with the [other]1 2 remaining jurisdictions. And I think that based on the discussions we're having with them and based on the progress with SAMR leads us to believe an increased closing is possible. And frankly, we're preparing to close as early as this fiscal year.

[1]	For clarity, the bracketed word (which was not stated on the call) has been added to this filing to reflect the meaning intended by the respondent.

[…]

Joseph Moore

Analyst, Morgan Stanley

Great. Thank you. And then separately, I’m just kind of curious how you’re thinking long-term about M&A. Obviously, you’re going to close this deal. You know, what’s the timeframe to sort of integrate that? And do you still is sort of diversification M&A still part of your long-term objective?

Philip Brace

Chief Executive Officer and President

Yeah, that’s a good question. Thanks for asking. Look, right now we are laser-focused on getting this deal closed, integrating it, and delivering the benefits benefits, you know, with respect to that and proving to ourselves and to our stakeholders that we can deliver value from that. You know, I think long-term when we look at capital allocation framework, we talked about the fact, you know, share repurchases, deleveraging, and frankly strategic M&A. We’re going to continue to work to diversify the company and bring some more stability there. And that’s going to be an important part of our playbook going forward. So that’s kind of our priority. Integrate get the deal closed, integrate, start showing the value. And then look where we go from there.

[…]

Christopher Rolland

Susquehanna Financial Group, LLLP, Research Division

And perhaps just adding on to an earlier question on M&A. Do you guys have some sort of end market or just broad product category that you would be considering that is most desirable strategically for you guys? And perhaps if you could talk about valuations, whether you're comfortable with valuations out there as well.

Philip Brace

Chief Executive Officer and President

Yes. Look, this is Phil Brace. Our #1 goal is close this transaction as quick as we can, get started on delivering the synergies and prove to ourselves, our customers, our stakeholders that we can deliver value from that transaction. When you zoom back out, I do think that continuing to grow and diversify our business and doing so strategically and accretively is going to be an important playbook of that. We're not setting any time line. We're not drawing any particular guardrails around it. I think you should expect me to be a disciplined allocator of capital. I've done that since I've been CEO here. This transaction should be immediately accretive and the things we'll look for, you might expect it to be gross margin accretive, operating margin accretive, EPS accretive and those kind of things, right? So we're not going to get into any specifics beyond that at this point.

[…]

Cody Grant Acree
The Benchmark Company, LLC, Research Division

I was just curious, given that your prior dividend yield is at the highest end of the industry, I was just curious as to your thought process to eliminate that completely. And have you gotten any pushback from those shareholder base that relies on that dividend?

Philip Brace
Chief Executive Officer and President

Phil Brace. Obviously, a lot of discussions went in with my Board -- about our Board about that. We spent a lot of time thinking about it. I personally spent a lot of time thinking about it, as you know, since I've been CEO returned at least $800 million of capital in terms of share buybacks plus the dividend plus authorizing Qorvo to buy back $400 million of their own stock. I think you've seen me to be a very disciplined allocator of capital.

When I look for the strategic framework in terms of the combined company going forward and I look for the best opportunities to deliver value for the shareholder, it was done in conjunction with the Board. A lot of analysis went into the discussion, and we determined that we would allocate the kind of that capital towards both share repurchases, delevering the balance sheet and strategic opportunistic M&A to help continue to diversify the businesses. And that's how we looked about that. It was just kind of a framework that we're using to deliver value to shareholders, and we think this is a much more accretive way to do it.

[…]

Operator

And that concludes today's question-and-answer session. I'll now turn the call back over to Mr. Phil Brace for any closing comments.

Philip Brace
Chief Executive Officer and President

Great. Thank you. Thank you for everyone attending the call. I look forward to seeing you in the coming quarter at the conferences and out there in the market. So thank you very much.

Operator

Ladies and gentlemen, this concludes today's conference call. We thank you for your participation. You may now disconnect.

[End of Script]

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed mergers (the “Mergers”) with Qorvo, Inc. (“Qorvo”), Skyworks has filed with the SEC a registration statement on Form S-4 (File No. 333-291947) (the “Registration Statement”), which includes a prospectus with respect to the shares of Skyworks’ common stock to be issued in the Mergers and a joint proxy statement for Skyworks’ and Qorvo’s respective stockholders (the “Joint Proxy Statement/Prospectus”). The Registration Statement was declared effective on December 23, 2025, and Skyworks filed a final prospectus on December 23, 2025, and Qorvo filed a definitive proxy statement on December 23, 2025. The Joint Proxy Statement/Prospectus was mailed to stockholders of Skyworks and Qorvo on or about December 23, 2025. Each of Skyworks and Qorvo may also file with or furnish to the SEC other relevant documents regarding the Mergers. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Skyworks or Qorvo may mail to their respective stockholders in connection with the Mergers.

INVESTORS AND SECURITY HOLDERS OF SKYWORKS AND QORVO ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGERS OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SKYWORKS, QORVO, THE MERGERS AND RELATED MATTERS.

The documents filed by Skyworks with the SEC also may be obtained free of charge at Skyworks’ website at https://www.skyworksinc.com/investors or upon written request to Skyworks at investor.relations@skyworksinc.com. The documents filed by Qorvo with the SEC also may be obtained free of charge at Qorvo’s website at https://ir.qorvo.com/ or upon written request to Qorvo at investor-relations@qorvo.com. These documents filed with the SEC are also available for free to the public at the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Skyworks’ and Qorvo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Skyworks and Qorvo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Skyworks’ and Qorvo’s businesses and other conditions to the completion of the proposed transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Skyworks and Qorvo; (iii) Skyworks’ and Qorvo’s ability to implement their business strategies; (iv) pricing trends; (v) potential litigation relating to the proposed transaction that has been or could be instituted against Skyworks, Qorvo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Skyworks’ or Qorvo’s business, including current plans and operations; (vii) the ability of Skyworks or Qorvo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Skyworks’ common stock; (x) legislative, regulatory and economic developments affecting Skyworks’ and Qorvo’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Skyworks and Qorvo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Skyworks’ or Qorvo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Skyworks’ or Qorvo’s ability to pursue certain business opportunities or strategic transactions; and (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Skyworks’ and Qorvo’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus. While the list of factors presented here and in the Joint Proxy Statement/Prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Skyworks’ or Qorvo’s consolidated financial condition, results of operations or liquidity. Neither Skyworks nor Qorvo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.